Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

January 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
100 F Street, NE
Washington, D.C. 20549

Re:	Steadfast Apartment REIT, Inc.
Form 10K for Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 000-55428

Dear Ms. Barros:
On behalf of Steadfast Apartment REIT, Inc. (the “Company”), please find transmitted herein for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 21, 2016 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed March 29, 2016 (the “Form 10-K”).
We respond to the specific comments of the Division as follows:
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Purchase of Equity Securities, page 27

1.	We note your share redemption disclosure on page 34. In future filings where you provided this disclosure, please disclose the source of cash used to fund redemption requests.
Response: The Company hereby undertakes to disclose the source of cash used to fund redemption requests in future Exchange Act filings where the Company provides such disclosure.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Morris, Manning & Martin, LLP

2.
We note your discussion of distributions paid compared to cash flow from operations for the reporting period. In future filings where you provide this disclosure, please consider disclosing the relationship of the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. Alternately, tell us why you believe this disclosure is not material.

Response: The Company hereby undertakes to disclose the relationship of the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations in future Exchange Act filings where the Company provides such disclosure.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky, Esq.

Heath D. Linsky, Esq.

Cc:    Rahul K. Patel
Gustav Bahn